Filed Pursuant to Rule 433
                              Issuer Free Writing Prospectus dated April 2, 2007
                                   Relating to Prospectus dated October 11, 2005
                                                     Registration No. 333-128929


                                14,050,000 Shares

                          Discovery Laboratories, Inc.

                                  Common Stock

                         ISSUER FREE WRITING PROSPECTUS

Issuer:                         Discovery Laboratories, Inc.

Ticker / Exchange:              DSCO / Nasdaq Global Market

Offering size:                  14,050,000 shares

Public offering price:          $2.15

Net proceeds to Issuer:         We expect the net proceeds from this offering of
                                common stock to be approximately $28.2 million after deducting the estimated placement agents' fees and estimated offering expenses.

Use of Proceeds:                We expect the net proceeds from this offering of
                                common stock to be approximately $28.2 million after deducting the estimated placement agents' fees and estimated offering expenses. Except as described in any prospectus supplement or post effective amendment, we currently anticipate using the net proceeds from the sale of our common stock primarily for:

                                o     Activities to prepare for the
                                      anticipated U.S. commercial launch of
                                      Surfaxin for respiratory distress
                                      syndrome ("RDS") in premature
                                      infants, such as investments in
                                      medical affairs capabilities,
                                      pharmacovigilance, commercialization
                                      and expanded analytical capabilities
                                      through construction of additional
                                      laboratory space;

                                o     Clinical trial costs associated with
                                      filing an Investigational New Drug
                                      application and conducting Phase 2
                                      clinical trials for Aerosurf(TM)
                                      (our precision-engineered aerosolized SRT administered via nasal continuous positive airway pressure ("nCPAP") for the prevention of RDS in premature infants).

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                                      These costs include costs related to
                                      animal model studies, drug supply,
                                      manufacturing aerosol generator devices
                                      and disposable dose packs, purchasing
                                      nCPAP systems, patient enrollment, site
                                      initiation and the use of consultants and third-party vendors for data management and biostatistics;

                                o     Clinical trial costs associated with
                                      conducting a Phase 2 clinical trial for a potential expanded use of Surfaxin to address an acute respiratory disorder in patients in the pediatric intensive care unit; and

                                o     Investments to support our long-term
                                      manufacturing strategy, including
                                      activities to enhance our manufacturing
                                      facility, optimize quality and analytical operations, and develop capabilities to support the manufacture of lyophilized (dry powder) formulations of our Surfactant Replacement Therapies ("SRT").

                                The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for Surfaxin and our other SRT drug candidates and their intended uses. Pending the application of the net proceeds, we are investing the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

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Trade date:                     April 2, 2007

Settlement date:                April 5, 2007

Lead Placement Agent:           Jefferies & Company, Inc.

Co-Placement Agent:             Lazard Capital Markets, LLC

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY PLACEMENT AGENT OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-538-8524.